UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________

FORM N-8F
_______________________________________________

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
	[X]	Merger
	[ ]	Liquidation
	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Angel Oak Dynamic Financial Strategies Income Term Trust

3.	Securities and Exchange Commission File No.: 811-23491

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
	[X]	Initial Application
	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
3344 Peachtree Road NE, Suite 1725 Atlanta, Georgia 30326

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Dory S. Black, Esq., President c/o Angel Oak Capital Advisors, LLC 3344 Peachtree Road NE, Suite 1725 Atlanta, Georgia 30326 (404) 953-4900

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Angel Oak Capital Advisors, LLC 3344 Peachtree Road NE, Suite 1725 Atlanta, Georgia 30326 (404) 953-4900 (maintains records as the Registrant’s investment adviser)
U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, Wisconsin 53202 (800) 617‑0004 (maintains records as the Registrant’s transfer agent)
Destra Capital Investments LLC 443 N. Willson Avenue Bozeman, Montana 59715 (877) 855-3434 (maintains records in connection with providing investor support services to the Registrant)
NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
	[X]	Management company;
	[ ]	Unit investment trust; or
	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
	[ ]	Open end
	[X]	Closed end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Angel Oak Capital Advisors, LLC 3344 Peachtree Road NE, Suite 1725 Atlanta, Georgia 30326

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

UBS Securities LLC
1285 Avenue of the Americas
New York, New York 10019

Wells Fargo Securities, LLC
550 South Tryon Street
Charlotte, North Carolina 28202

Oppenheimer & Co. Inc.
85 Broad Street
New York, New York 10004

Keefe, Bruyette & Woods, Inc.
787 7th Avenue
New York, New York 10019

Wedbush Securities Inc.
1000 Wilshire Boulevard, Suite 900
Los Angeles, California 90017

RBC Capital Markets, LLC
200 Vesey Street
New York, New York 10281

13.	If the fund is a unit investment trust (“UIT”) provide:
	(a)	Depositors’ name(s) and address(es): Not applicable
	(b)	Depositors’ name(s) and address(es): Not applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
	[ ]	Yes
	[X]	No
If Yes, for each UIT state (name, file no. and business address):

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
		[X]	Yes
		[ ]	No
If Yes, state the date on which the board vote took place: March 31, 2022
If No, explain:
	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
		[X]	Yes
		[ ]	No
If Yes, state the date on which the shareholder vote took place: June 30, 2022
If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
	[X]	Yes
	[ ]	No
(a)
If Yes, list the date(s) on which the fund made those distributions:
Prior to the open of the New York Stock Exchange on August 1, 2022, common shareholders of Angel Oak Dynamic Financial Strategies Income Term Trust received newly issued common shares of Angel Oak Financial Strategies Income Term Trust, the aggregate net asset value (not the market value) of which equaled the aggregate net asset value of its common shares, as determined at the close of business on July 29, 2022.

	(b)	Were the distributions made on the basis of net assets?
		[X]	Yes
		[ ]	No
	(c)	Were the distributions made pro rata based on share ownership?
		[X]	Yes
		[ ]	No
	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
	(e)	Liquidations only: Were any distributions to shareholders made in kind? Not applicable
		[ ]	Yes
		[ ]	No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Has the fund issued senior securities?
	[ ]	Yes
	[X]	No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
	[X]	Yes
	[ ]	No
If No,
	(a)	How many shareholders does the fund have as of the date this form is filed?
	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
	[ ]	Yes
	[X]	No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders?

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
	[ ]	Yes
	[X]	No
If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
	(b)	Why has the fund retained the remaining assets?
	(c)	Will the remaining assets be invested in securities?
		[ ]	Yes
		[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
	[ ]	Yes
	[X]	No
If Yes,
	(a)	Describe the type and amount of each debt or other liability:
	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with Merger or Liquidation:
		(i)	Legal expenses: $383,408
		(ii)	Accounting expenses: $6,708
		(iii)	Other expenses (list and identify separately): Printing & Mailing Expenses: $45,716 Registration Fees: $6,643.07 Miscellaneous Expenses: $27,683
		(iv)	Total expenses (sum of lines (i)-(iii) above): $470,158.07
(b)
How were those expenses allocated?
Each of the Registrant and Angel Oak Financial Strategies Income Term Trust, the acquiring fund in the Merger, bore expenses directly attributable to such fund and bore its pro rata portion of expenses attributable to both funds based on the funds’ relative net assets.

	(c)	Who paid those expenses? Please see response to 22(b).
(d)
How did the fund pay for unamortized expenses (if any)?
All known expenses were amortized at the time of the Merger. Any expenses that became known post-Merger will be borne by Angel Oak Financial Strategies Income Term Trust, the acquiring fund in the Merger.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
	[ ]	Yes
	[X]	No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
	[ ]	Yes
	[X]	No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
	[ ]	Yes
	[X]	No
If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Angel Oak Financial Strategies Income Term Trust
	(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-23358
(c)
If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:
The Agreement and Plan of Merger was filed as Exhibit 4 as a POS Ex (Accession No. 0001193125-22-221360; 333-264318, filed August 15, 2022)

	(d)	If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Angel Oak Dynamic Financial Strategies Income Term Trust, (ii) she is the President of Angel Oak Dynamic Financial Strategies Income Term Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Dory S. Black
Dory S. Black
President
September 27, 2022